Exhibit 99.2

From:	Sapinda Asia Limited.

To the attention of the Board of Directors of SecureAlert, Inc. and to Mr. Chad Olsen, CFO

Dated:	24 September 2013

Notice of conversion

Gentlemen,

We hereby are giving an official and formal notice that Sapinda Asia Limited, incorporated and registered in the British Virgin Island with company number 1601693 whose mailing address is at Room 803-4, 8/F., Hang Seng Wanchai Building, 200 Hennessy Road Wanchai, Hong Kong, and the registered address at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, herewith converts all of its claims for payments of principal amounts and of accrued and unpaid interest under the Loan and Security Agreement between SECUREALERT Inc and Sapinda Asia Limited dated 3 December 2012 (the “LSA”). We refer to the Clause 1.4 under which the Lender shall have the right to convert outstanding principal, accrued and unpaid interest and fees under the Notes at a rate equal to two and a quarter cents per share prior to the reverse split (“Pre-split Conversion Price”). We refer to a reverse 200:1 stock split which took place on 26 March 2013, which caused the conversion rate to be subsequently adjusted to USD 4.50 per share (“Post-split Conversion Price”).

According to the language of the LSA, the principal amount under the LSA is U$D 16,640,000. However, according to the records Sapinda Asia, a total amount of U$D 16,700,000 has actually been funded under the LSA. The excess funding amount is U$D 60,000. Sapinda Asia will defer to the decision of your Board of Directors of SecureAlert to decide whether the excess funding amount of U$D 60,000 shall also be convertible into common shares. Should you decline to convert the excess funding amount, we would kindly ask you to return the U$D 60,000 to our bank account, of which separate instructions shall be provided.

In accordance with the LSA, Sapinda Asia also converts all of its interest claims under the LSA. According to the records of Sapinda Asia, the total interest claims as of the close of business on Monday, 23 September 2013, amount to U$D 914,147.93.

We hereby notify you that in accordance with our abovementioned rights in accordance with the Clauses 1.4 and 1.5 of the Loan Agreement Sapinda Asia convert the entire principal of USD 16,640,000 together with excess funding of USD 60,000, and accrued and unpaid interest of USD 921,468.47 as of close of business 30 September 2013, which date corresponds to the end of the notice period of 5 business days from the date of this Notice. This would result in a total of 3,915,881 common shares (USD 17,621,468.47 / USD 4.50) to be issued to Sapinda Asia’s bank account which will be provided upon signed acknowledgment receipt.

We will provide you with our account details in writing once we receive a confirmation and acknowledgement of this Notice of Conversion.

Please confirm your acceptance of this conversion in writing (in the email and scan) and remit the resulting certificate(s) to:

Attention; Tatiana Cohen
c/o Sapinda Deutschland GmbH
Friedrichstr. 95
Berlin 10117
Germany
Email: tatiana.cohen@sapinda.com

Copy to:
Lars Windhorst
Sapinda UK Limited
23 Savile Row
London W1S 2ET
Email: Lars.Windhorst@sapinda.com

Please sign and return the enclosed duplicate of this notice as acknowledgement of receipt of the conversion notice including confirming the number of shares to be issued to us.

Yours faithfully,

Signed by Lars Windhorst	/s/ Lars Windhorst
Director
for and on behalf of
Sapinda Asia Ltd

From:	the Board of Directors of SecureAlert, Inc. and Mr. Chad Olsen, CFO
To:	Tatiana Cohen Theresa Tsang Lars Windhorst

To:
Sapinda Asia Limited incorporated and registered in the British Virgin Island with company number 1601693 whose mailing address is at Room 803-4, 8/F., Hang Seng Wanchai Building, 200 Hennessy Road Wanchai, Hong Kong, and the registered address at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands

Dated: .. September 2013

Dear Sirs,

Acknowledgement of receipt

We hereby acknowledge receipt of the conversion notice dated 24 September 2013 of which the above is a copy and confirm the amount of issued common shares as mentioned in the Notice is ____________________

Yours faithfully,

Signed by Chad Olsen
Chief Financial Officer
for and on behalf of
SECUREALERT Inc